Exhibit 99.1

New Gold Announces Earn-in Agreement with Rimfire Pacific Mining

(All dollar figures are in Australian dollars unless otherwise indicated)

TORONTO, Oct. 27, 2016 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces that the company has entered into an Earn-in Agreement (the "Agreement") with Rimfire Pacific Mining NL ("Rimfire"). The Agreement relates to Rimfire's Fifield Project ("Fifield" or the "Project"), located in central New South Wales, Australia. Pursuant to the Agreement, New Gold will have the option to earn up to a 70% interest in the Fifield Project by incurring a total of A$12 million of exploration expenditures on the Project over a five-year period.

"The Fifield earn-in fits New Gold's strategy of disciplined growth in stable jurisdictions," stated Hannes Portmann, Executive Vice President, Business Development. "The Project offers excellent potential for significant new discoveries and resource growth, while the earn-in structure maximizes our company's flexibility as exploration is advanced."

The Fifield Project, located approximately 300 kilometres southeast of New Gold's Peak Mines, includes a 673 square kilometre land package. The Project is strategically positioned along the prolific Lachlan Transverse Zone, host to several established mining operations including the Cadia and North Parkes copper-gold mines, both of which share strong geologic characteristics with New Gold's New Afton copper-gold mine in Kamloops, British Columbia. The Fifield Project encompasses an area of highly prospective geology that offers excellent potential for both gold-silver and copper-gold discoveries. In addition to hosting multiple exploration targets, the Project already includes an established mineral resource at the Sorpresa gold and silver deposit, a zone of near-surface mineralization discovered by Rimfire in 2010, that remains open along strike and at depth.

"We are excited to work with the Rimfire team as the Fifield Project demonstrates large-scale, world-class discovery potential in a geologic setting very familiar to us," stated Mark Petersen, Vice President, Exploration.

New Gold's rights and obligations relating to the earn-in are subject to customary conditions precedent, including approval of the Australian Government Foreign Investment Review Board. When those conditions are satisfied (the "Effective Date"), New Gold will be committed to incur a minimum of A$2 million of exploration expenditures on the Project on or before the first anniversary of the Effective Date. Thereafter, New Gold has the option to earn an initial 51% interest in the Project by incurring an additional A$5 million of exploration expenditures, for an aggregate A$7 million, on or before the third anniversary of the Effective Date ("First Earn-in Period"). In the two years following the First Earn-in Period, New Gold will have the option to increase its ownership interest by 19% to 70% by incurring an additional A$5 million of exploration expenditures.

In conjunction with the execution of the Agreement, New Gold completed a A$500,000 private placement for approximately 23.8 million Rimfire common shares at a price of A$0.021 per share, which represents approximately a 2.5% pro forma ownership interest.

ABOUT NEW GOLD INC.
New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY LANGUAGE
Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to closing of the earn-in agreement, the satisfaction of the conditions precedent, the geologic potential of the Project and its similarity to the New Afton deposit.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, and, as applicable, New Gold's Annual Information Form filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to political and legal developments in Australia being consistent with New Gold's current expectations. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: discrepancies between actual and estimated mineral reserves and mineral resources; changes in national and local government legislation; regulations and political or economic developments in Australia; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of Australia with respect to the Project. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Executive Vice President, Business Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:30e 27-OCT-16